Filed by: Crestwood Equity Partners LP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oasis Midstream Partners LP

Commission File Number: 001-38212

The following communication is being filed in connection with the proposed merger of Crestwood Equity Partners LP (“Crestwood”) and Oasis Midstream Partners LP (“Oasis Midstream”).

The following is an email sent by Crestwood to certain customers.

Today, we are pleased to announce that Crestwood will acquire Oasis Midstream Partners, a premier gathering and processing company, in a $1.8 billion transaction. By integrating these two companies, it allows Crestwood to significantly increase our scale and competitive positioning in our core growth basins while capturing meaningful commercial and operational synergies. Due to our highly complementary asset footprints, this deal allows us to create a firm leadership position both in the Bakken and Delaware basins, and in fact, propels Crestwood into a top-3 Bakken focused G&P company. Additionally, this will significantly strengthen our financial position by increasing our annual Adjusted EBITDA and positive free cash flow generated by over 40 percent in 2022.

This exciting transaction marks a significant milestone in Crestwood’s history as it accelerates us along the strategic path we have been pursuing for many years, which has been to continue to build out the company to be a best-in-class MLP midstream infrastructure company.

Please find attached the full announcement with our updated investor deck that provides addition context regarding this transformational acquisition.

I look forward to updating you more on this transaction and answering any questions you may have.

I also enclose our press release detailing our Q3 results which also includes mention of a new joint project in the PRB with Continental Resources and with Novo in the Delaware basin.

Best,

Rob

Robert Hallett

Vice President, Strategy and Business Development

Crestwood Midstream Partners LP

811 Main St., Suite 3400, Houston, TX 77002

Robert.Hallett@Crestwoodlp.com

www.crestwoodlp.com

Forward-Looking Statements

This email communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities and Exchange Act of 1934. The words “expects,” “believes,” “anticipates,” “plans,” “will,” “shall,” “estimates,” and similar expressions identify forward-looking statements, which are generally not historical in nature. Forward-looking statements, including statements regarding the anticipated completion of the proposed transaction and the timing thereof, the expected benefits of the proposed transaction to our unitholders, and the anticipated impact of the proposed transaction on the combined business and future financial and operating results, are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to them. Although Crestwood believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that any such forward-looking statements will materialize. Important factors that could cause actual results to differ materially from those expressed in or implied from these forward-looking statements include the risks and uncertainties described in Crestwood’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its subsequent reports, which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made, and Crestwood assumes no obligation to update these forward-looking statements.

No Offer or Solicitation

This communication relates to the proposed transaction between Oasis Midstream Partners (“Oasis Midstream”) and Crestwood. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Crestwood will file a registration statement on Form S-4, including a preliminary consent statement/prospectus for the unitholders of Oasis Midstream with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND UNITHOLDERS OF CRESTWOOD AND OASIS MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. The definitive consent statement/prospectus, when available, will be sent to unitholders of Oasis Midstream in connection with the solicitation of consents of Oasis Midstream unitholders relating to the proposed transactions. Investors and unitholders may obtain a free copy of the preliminary or definitive consent statement/prospectus (each when available) filed by Crestwood or Oasis Midstream with the SEC from the SEC’s website at www.sec.gov. Unitholders and other interested parties will also be able to obtain, without charge, a copy of the preliminary or definitive consent statement/prospectus and other relevant documents (when available) from Crestwood’s website at https://www.crestwoodlp.com/investors/ or from Oasis Midstream’s website at http://oasismidstream.investorroom.com.

Participants in the Solicitation

Crestwood, Oasis Midstream and their respective directors, executive officers and general partners, and Oasis Petroleum and its directors and executive officers, may be deemed to be participants in the solicitation of consents from the unitholders of Oasis Midstream in respect of the transactions. Information about these persons is set forth in the Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021, Oasis Midstream’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 8, 2021, and subsequent statements of changes in beneficial ownership on file for each of Crestwood and Oasis Midstream with the SEC. Unitholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ unitholders generally, by reading the preliminary or definitive consent statement/prospectus, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.

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